Exhibit (d)(4)

FORM OF

AMENDMENT NO. 2 TO AMENDED AND

RESTATED INVESTMENT ADVISORY AGREEMENT

This Amendment No. 2 dated as of the _____ day of __________, 2008 is entered into between WESTCORE TRUST, Massachusetts business trust (the “Trust”) and DENVER INVESTMENT ADVISORS LLC, a Colorado limited liability company (the “Adviser”).

WHEREAS, the Trust and the Adviser have entered into an Amended and Restated Investment Advisory Agreement dated as of November 1, 2000, as amended (the “Advisory Agreement”), pursuant to which the Trust appointed the Adviser to act as investment adviser to the Trust for certain of its funds; and

WHEREAS, Section 1(b) of the Advisory Agreement provides that in the event the Trust establishes one or more additional investment portfolios with respect to which it desires to retain the Adviser to act as the investment adviser under the Advisory Agreement, the Trust shall notify the Adviser in writing, and if the Adviser is willing to render such services it shall notify the Trust in writing;

WHEREAS, the Trust has notified the Adviser that it has established a new portfolio, namely the Micro-Cap Opportunity Fund and that it desires to retain the Adviser to act as the investment advisor therefore, and the Adviser has notified the Trust that it is willing to serve as investment adviser for the Micro-Cap Opportunity Fund.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.                  Appointment.  The Trust hereby appoints the Adviser to act as investment adviser to the Trust for Micro-Cap Opportunity Fund for the period and on the terms set forth in the Advisory Agreement.  The Adviser hereby accepts such appointment and agrees to render the services set forth in the Advisory Agreement for the compensation herein provided.

2.                  Compensation.  For the services provided and the expenses assumed pursuant to the Advisory Agreement with respect to the Micro-Cap Opportunity Fund, the Trust will pay the Adviser and the Adviser will accept as full compensation therefore, fees computed daily and paid monthly based on the net assets of the Micro-Cap Opportunity Fund considered separately on a per-Fund basis, at the annual rate of 1.00% of the net assets of the Micro-Cap Opportunity Fund.

3.         Capitalized Terms.  From and after the date hereof, the term “Funds” as used in the Advisory Agreement shall be deemed to include the Micro-Cap Opportunity Fund.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Advisory Agreement.

            4.         Miscellaneous.  Except to the extent supplemented hereby, the Advisory Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as supplemented hereby.

            IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date and year first above written.

WESTCORE TRUST	DENVER INVESTMENT ADVISORS LLC

By:	By:
Name:	Name:
Title:	Title:

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